Exhibit 99.1

Cardiome Accepts the Transfer of Sponsorship of U.S. and Canadian Vernakalant IV and Oral Regulatory Filings from Merck

NASDAQ: CRME   TSX: COM

VANCOUVER, May 2, 2013 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced completion of the transfer of sponsorship of the U.S. Investigational New Drug Applications for vernakalant intravenous (IV) and oral, and the transfer of the U.S. New Drug Application for vernakalant IV from Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc. (Merck).  In addition to the transfer of the U.S. regulatory filings, Merck Canada Inc., a subsidiary of Merck, transferred its sponsorship of all vernakalant Canadian Clinical Trial Applications to Cardiome.

"The complete transfer of U.S. and Canadian regulatory responsibilities from Merck is important to Cardiome from a strategic, commercial, and value standpoint," said William Hunter, M.D., CEO of Cardiome. "Having full control of vernakalant IV and oral in North America enables Cardiome to freely engage U.S. and Canadian regulatory agencies to potentially determine the pathways forward for these key programs. Cardiome is excited about the opportunity to continue the clinical development of both programs, which could provide atrial fibrillation patients and physicians new options in the management of this condition."

In September 2012, Merck informed Cardiome that Merck (through two of its subsidiaries) would return the global marketing and development rights for both the IV and oral formulations of vernakalant to Cardiome.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928 Email:
ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 12:00e 02-MAY-13